UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 20, 2026

Epilog Imaging Systems, Inc.
(Exact name of issuer as specified in its charter)

Delaware	27-2957582
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 W. San Carlos St.

San Jose, CA 95110

(Full mailing address of principal executive offices)

1-877-374-5642

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Amended and Restated Certificate of Incorporation

On August 20, 2026, Epilog Imaging Systems, Inc. (the “Company”) filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Amendment”), which became effective on August 20, 2026.

The Amendment increased the total number of shares of capital stock that the Company is authorized to issue from 205,000,000 shares to 280,000,000 shares, of which 75,000,000 shares are designated as Voting Common Stock. In connection with this increase, the number of shares designated as Non-Voting Common Stock was increased from 125,000,000 shares to 200,000,000 shares. The number of shares designated as Preferred Stock remains at 5,000,000 shares.

The Amendment was approved by the Company’s Board of Directors on August 18, 2026 and by the holders of the requisite number of shares of the Company’s capital stock on August 19, 2026.

A copy of the Amended and Restated Certificate of Incorporation is filed as Exhibit 2.2 to this Current Report on Form 1-U and is incorporated herein by reference.

EXHIBITS

Exhibit No.	Description of Exhibit
2.2	Amended and Restated Certificate of Incorporation

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Epilog Imaging Systems, Inc.

/s/ Michael Mojaver

By: Michael Mojaver
Chief Executive Officer
Date: August 26, 2026

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